Filed by sanofi-aventis

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Genzyme Corporation

Exchange Act Commission File No: 0-14680

The following investor presentation, entitled “Adding a New Global Platform to our Sustainable Growth Strategy” was made by sanofi-aventis and Genzyme Corporation (“Genzyme”) on February 16, 2011 to investors of the companies, in connection with the Agreement and Plan of Merger, dated as of February 16, 2011, among sanofi-aventis, GC Merger Corp., and Genzyme.

Adding a New Global Platform to our Sustainable Growth Strategy February 16, 2011

Forward Looking Statements
This presentation contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts.  These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance.  Forward-looking statements are generally identified by the words “expects,” “anticipates,”
“believes,” “intends,” “estimates,” “plans” and similar expressions.  Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.  These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labeling and other matters that could affect the availability or commercial potential of such products candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities  as well as those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding
Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2009.  Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.
Important Information about this Transaction: This communication is neither an offer to purchase nor a solicitation of any offer to sell any securities.  In connection with the proposed transaction, sanofi-aventis will file an amended tender offer statement and a registration statement on Form F-4 to register certain securities and certain related documents and Genzyme will file a Solicitation/Recommendation Statement with respect to the exchange offer with the U.S. Securities and Exchange Commission (the “SEC”). Genzyme shareholders are urged to read the registration statement and exchange offer documents when they become available because they will contain important information that shareholders should consider before making any decision regarding tendering their shares.  These documents will be mailed to all Genzyme shareholders of record.  These documents, as they may be amended from time to time, contain important information about the proposed transaction and Genzyme shareholders are urged to read them carefully and in their entirety before any decision is made with respect to the proposed transaction.  When available, documentation relating to the transaction may be obtained at no charge at the website maintained by the SEC at www.sec.gov and may also be obtained at no charge by directing a request by mail to MacKenzie
Partners, Inc., 105 Madison Avenue, New York, New York 10016, or by calling toll-free at (800) 322-2885.  Free copies of the Solicitation/Recommendation
Statement will be made available by Genzyme by directing a request to Genzyme at 500 Kendall Street, Cambridge, MA 02142, Attention: Shareholder
Relations Department, or by calling 617-252-7500 and asking for the Shareholder Relations Department.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.
No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, or an exemption therefrom.

Conference Call Speakers
sanofi-aventis
Christopher A. Viehbacher
Chief Executive Officer
Jérôme Contamine
Executive Vice President, Chief Financial Officer
Genzyme
Henri A. Termeer
Chairman of the Board, President, Chief Executive Officer

Rationale for sanofi-aventis Christopher A. Viehbacher Chief Executive Officer

A Strategically Consistent and Financially Attractive
Acquisition for sanofi-aventis
Creates a meaningful new growth platform
Expands our footprint in biotechnology
Increases our U.S. presence
Bolts on to our existing business
Significantly contributes to our goal of sustainable earnings growth
Drives significant long-term value for our shareholders

Rationale for Genzyme Henri A. Termeer Chairman of the Board, President, CEO

The Right Transaction for Genzyme, its
Shareholders, and Other Stakeholders
Represents a new beginning for Genzyme
Tremendous value recognized by sanofi-aventis
in our record of innovation
in our unique and pioneering approach to serving patients
Shared exciting vision of the future in which Genzyme and sanofi-
aventis will grow and innovate
Genzyme to help sanofi-aventis to grow and to innovate
Sanofi-aventis believes in what we what we do, our people and our potential
Looking forward to building a sustainable future together

Transaction Overview Jérôme Contamine Executive Vice President, Chief Financial Officer

Sanofi-aventis to Acquire Genzyme
$74.00 per share in cash plus contingent value right (CVR)
Risk / reward on Lemtrada™ and sustained production of Cerezyme®
and Fabrazyme® shared through CVR structure
CVR security to be publicly traded
Transaction unanimously approved by both Boards of Directors
No financing conditions
Anti-trust clearance already received in the U.S. and EU
Anticipated closing in early Q2 2011

CVR Structure (1)
Production Milestone Approval Milestone Sales Milestone #1 Sales Milestone #2 Sales Milestone #3 Sales Milestone #4
Cash Payments
$1.00
per CVR
$1.00
per CVR
$2.00
per CVR
$3.00
per CVR
$4.00
per CVR
$3.00
per CVR
Triggers
Paid if specified
Cerezyme® /
Fabrazyme®
production levels are
met in 2011
Paid upon final
FDA approval
of Lemtrada™ for
multiple sclerosis
(MS) indication
Paid if Lemtrada™
net sales post launch
exceed an aggregate
of
$400m
within four specified
quarters per territory
Paid if and when
Lemtrada™ global
net sales exceed
$1,800m
Paid if and when
Lemtrada™ global
net  sales exceed
$2,300m
Paid if and when
Lemtrada™ global
net sales exceed
$2,800m
Estimated Timing of
Potential Payments
Jan 2012 ~H2 2012 ~2014 2014-2020 2015-2020 2016-2020
Upside potential if Lemtrada™ is approved for Multiple Sclerosis to be shared between Genzyme and sanofi-aventis shareholders at all levels of sales performance
The CVR will be publicly traded on NASDAQ
(1)
Details are defined in the Merger Agreement and CVR Agreement to be filed with the SEC

Genzyme Acquisition Delivers Significant Financial
Benefits
Revenue growth acceleration
Genzyme to benefit from sanofi-aventis’ extensive resources and experience in manufacturing
Significant Business EPS accretion expected:
Accretive in Year 1 after closing
Accretion of €0.75
to €1.00
by 2013
(1)
Value-creating transaction:
Return on capital in excess of WACC expected by Year 2
Financial strength and flexibility maintained:
No change to sanofi-aventis dividend policy
Strong free cash flow generated by combination
Strong investment grade credit ratings maintained
(1) At exchange rate of €1 = $1.30

Transaction valued at $20.1bn, excluding CVR component
Net cash position of Genzyme: ~$800m by end of 2010
Fully financed upfront cash transaction
Bridge facilities
($10bn
to be refinanced by bond issuance and
$5bn
to be refinanced by cash flow)
Cash and/or issuance of commercial paper
Attractive cost of debt: 2.5% to 3%
Additional existing syndicated revolving credit facilities (€13bn)
Sanofi-aventis Has Already Secured Acquisition
Financing

Next Steps Christopher A. Viehbacher Chief Executive Officer

A Clear Path Forward given Antitrust Clearance
already Granted in the U.S. and EU
Q1 Q2 Q3
Legal process
Tender offer, CVR registration
Feb 16
Merger
announcement
Early Q2
Anticipated
closing
Planning
Integration
Mid Feb
Kick-off
Legal
process
Pre-integration
process
Integration
process
Day 1
2011

Q&A